UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

VERIZON SAVINGS AND SECURITY PLAN FOR

NEW YORK AND NEW ENGLAND ASSOCIATES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

TABLE OF CON TENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4 - 11

SIGNATURE

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus LLP

New York, New York

June 28, 2007

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Statements of Net Assets Available for Benefits

As of December 31, 2006 and 2005

(thousands of dollars)

	2006	2005
Assets:
Investments in Master Trusts (at fair value)	$3,907,238	$3,354,414

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,211	3,830

Net assets available for benefits	$3,911,449	$3,358,244

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

(thousands of dollars)

Additions:

Contributions:
Employee	$194,819
Employer	92,346

Total contributions	287,165
Net investment gain	663,405

Total additions	950,570

Deductions:

Benefits paid to participants	310,759
Administrative expenses	2,986
Transfers to other qualified plans, net	83,620

Total deductions	397,365

Net change	553,205

Net assets available for benefits:
Beginning of year	3,358,244

End of year	$3,911,449

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees, as described in the Plan Document, of Verizon Communications Inc. (“Verizon”) and its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan, and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options except for the Idearc Company Stock Fund, which does not allow additional contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund, with the balance in cash; (2) annual installments in cash of approximately equal amounts to be paid out for a period of two to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar month ending immediately prior to the first day of the new loan cycle. Loans for a period of longer than five years shall bear interest at such rate plus 1%.

Master Trusts

At December 31, 2006 and 2005, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”), and along with the Verizon Savings and Security Plan for West Region Employees (the “West Region Plan”), the Verizon Savings Plan for Management Employees (the “Management Plan”), the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Mid-Atlantic Plan”) and, at December 31, 2006 only, the Verizon Business Savings Plan (the “Business Plan”), owned a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. The Plan owned approximately 22% and 21% of the assets in the Master Trust at December 31, 2006 and 2005, respectively.

Fidelity Management Trust Company (the “Trustee”) has been designated as the Trustee of the Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee may not be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 1 DESCRIPTION OF THE PLAN (continued)

At December 31, 2006 and 2005, the Plan also participated in an equity fund (the “Mellon Fund”) in the Bell Atlantic Master Trust, for which Mellon Bank is the Trustee and along with the Management Plan, the Mid-Atlantic Plan, the West Region Plan, and the Business Plan (at December 31, 2006 only) owned a percentage of the Mellon Fund. This percentage was based on a pro rata share of the Mellon Fund. The Plan owned approximately 19% and 18% of the Mellon Fund at December 31, 2006 and 2005, respectively.

Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust and Mellon Funds as a percentage of the total participation in such funds and portfolios.

Plan Modification

Verizon and the most senior Human Resources officer of Verizon reserve the right to modify, alter, or amend the Plan at any time, subject to collective bargaining requirements. Verizon reserves the right to terminate the Plan at any time, subject to collective bargaining requirements.

Risks and Uncertainties

The Plan provides investment options for participants, who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 2 ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. We have reclassified certain prior year amounts to conform to current year presentation.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 2 ACCOUNTING POLICIES (continued)

The statement of changes in net assets available for benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

The Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”). The FSP, effective for financial statements for annual periods after December 15, 2006, requires investment contracts be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents net assets at fair value, with an adjustment to contract value for the investment contracts. The prior period has been restated accordingly. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements.

NOTE 3 NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2006	2005
Net Assets:
Verizon common stock	$420,113	$387,419

Year ended December 31, 2006
Changes in net assets:
Employer contributions	$92,284
Net investment loss	154,903
Benefits paid to participants	(85,699)
(Increase) in diversification adjustment (Note 4)	(100,503)
Other	(28,291)

Net	$32,694

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 4 VESTING AND CONTRIBUTIONS

A participant shall be fully vested in the employer-matching contributions allocated to his or her account and any income thereon, upon completing three years of vesting service or upon their death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or involuntary termination. Vesting shall occur if a participant accepts a voluntary income protection program or is hired by a Portability Company within 30 days of termination.

A terminated employee’s non-vested employer matching contributions are forfeited and offset against the participating companies’ obligation to make subsequent contributions to the Plan.

The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer matching contributions in shares of Verizon common stock in an amount equal to 82% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older, can elect to make additional before-tax catch-up contributions to the Plan.

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2006 plan year was limited to $15,000. The total amount of Elective Contributions, After-Tax Contributions, matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $44,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $220,000. The elective deferral limit increases by $5,000 for participants eligible to make catch-up contributions.

Employer matching contributions are made in Verizon common stock and, in general, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund.

In Note 3 above, the “Diversification Adjustment” reflects employer matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan Document. Participants age 50 and older with one year of service are permitted to redirect up to 50% of these employer matching contributions (100% after attaining age 55).

For the 2006 plan year, total company matching contributions of 2.8 million shares of Verizon common stock were made with a fair value at date of contribution of $92 million.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 5 RELATED PARTY TRANSACTIONS

Verizon Investment Management Corp. (“VIMCO”), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan for the investment advisory and investment management services rendered to the Plan.

NOTE 6 INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 7 INVESTMENTS IN MASTER TRUSTS

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at redemption value, which approximates fair value.

Forward currency and index futures are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates and index futures prices are readily available from published sources.

At December 31, 2006 and 2005, the Master Trust contained certain investments in futures and forward contracts that are considered derivative investments. However, the total fair value and the net investment gain or loss is not material to the Plan.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

A portion of certain funds in the Master Trust is invested in synthetic wrap investment contracts (“wrap contract”) held with five insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. Standard & Poor’s, as of December 31, 2006 and 2005, rated the issuers of these contracts and the contracts underlying the securities AA- or better.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. The contracts are included in the Master Trust assets at contract value, which, as reported by the insurance companies and banks, was approximately $2.1 and $2.4 billion, at December 31, 2006 and 2005, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cashflow; (3) the plan’s failure to qualify under section 401(k) of the Internal Revenue Code; and (4) bankruptcy of the plan sponsor or other plan sponsor events which cause a significant withdrawal from the plan. The Plan Administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero.

The contracts had average yields of 4.35% and 4.51% at December 31, 2006 and 2005, respectively. The crediting interest rate for the wrap contracts was 4.57% at December 31, 2006. The crediting interest rates for the investment contracts had a range from 4.21% to 7.33% at December 31, 2005. No valuation reserve was recorded, or is deemed necessary, at December 31, 2006 and 2005 to adjust contract amounts.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2006

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following schedules reflect the Master Trust net investments by investment type as of December 31, 2006 and 2005, and investment income (loss) for the year ended December 31, 2006 (in thousands):

	Investments in Master Trust (at fair value)		Net Investment Income (Loss) In Master Trust Year Ended December 31, 2006
	December 31,		Interest & Dividends	Net Appreciation (Depreciation)
	2006	2005
Verizon common stock	$5,868,870	$4,986,281	$34,077	$1,355,892
Investment contracts	2,128,490	2,381,903	—	38,649
Commingled funds	4,957,518	4,253,097	—	718,911
Mutual funds	2,683,564	2,677,924	239,816	73,929
Money market fund	235,023	568,764	29,481	—
Common stock	559,610	324,257	208,922	16,935
Participant loans	580,069	584,222	30,874	—
Fixed income	123,993	—	—	4,582

Total	17,137,137	15,776,448
Adjustment to contract value	18,771	18,280

Total investments	$17,155,908	$15,794,728	$543,170	$2,208,898

The Mellon Fund is primarily comprised of common stock with a fair value at December 31, 2006 and 2005 of approximately $258 million and $167 million, respectively. The Mellon Fund had dividend and interest earnings of approximately $5 million and a net investment gain of approximately $51 million for the year.

The Plan’s interest in the carrying value of the Master Trust and the Mellon Fund and the related investment income (loss) are reported in the investment in Master Trusts in the statements of net assets available for benefits and net investment income (loss) in the statement of changes in net assets available for benefits, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

By:	/s/ Marc C. Reed
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)

Date: June 28 2007